UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Goal Acquisitions Corp.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

38021H107

(CUSIP Number)

12600 Hill Country Blvd.

Building R, Suite 275

Bee Cave, TX 78738

Attn: Alex Greystoke

(888) 717-7678

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 14, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 38021H107

1	NAME OF REPORTING PERSON Goal Acquisitions Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 4,114,750
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,114,750
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,114,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.48%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Alexander Greystoke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 4,114,750
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,114,750
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,114,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.48%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Raghunath Kilambi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 4,114,750
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,114,750
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,114,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.48%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON William T. Duffy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of American

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 4,114,750
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,114,750
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,114,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.48%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety to read as follows:

This statement is filed by Goal Acquisitions Sponsor LLC (the “Sponsor”), Alexander Greystoke (“Mr. Greystoke”), William T. Duffy (“Mr. Duffy”) and Raghunath Kilambi (“Mr. Kilambi”, and together with the Sponsor, Mr. Greystoke and Mr. Duffy, each of the foregoing a “Reporting Person”, and collectively, the “Reporting Persons”). The Sponsor is managed by Mr. Greystoke, Mr. Duffy. and Mr. Kilambi. The Sponsor holds approximately 54.48% of the issued and outstanding shares of the Issuer (7,552,600) based on the number of shares of common stock, $0.0001 par value per share (the “Common Stock”) it beneficially owns (4,114,750).

The Reporting Person’s business address is 12600 Hill Country Blvd., Building R, Suite 275, Bee Cave, TX 78738.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Mr. Greystoke and Mr. Duffy are United States Citizens and Mr. Kilambi is a Canadian Citizen.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)	Amount beneficially owned: 4,114,750

Percentage: 54.48%

(b)	Number of shares to which the Reporting Persons have:

Sole power to vote or to direct the vote: 4,114,750

Shared power to vote or to direct the vote: 0

Sole power to dispose or to direct the disposition of: 4,114,750

Shared power to vote or to direct the vote: 0

The Sponsor is managed by Mr. Greystoke, Mr. Duffy and Mr. Kilambi.

Redemptions

On February 10, 2023, the stockholders of the Issuer redeemed an aggregate of 16,328,643 shares of the Issuer’s Common Stock included in the units issued in the IPO for cash (the “Redemptions”) in connection with a stockholder vote to approve an amendment to the Issuer’s amended and restated certificate of incorporation to extend the deadline for the Issuer to consummate an initial business combination from February 16, 2023 to March 18, 2023, subject to extension by the Issuer’s board of directors for up to five additional thirty-day periods. On August 14, the stockholders of the Issuer redeemed an aggregate of 8,708,098 shares in connection with a stockholder vote to approve an amendment to the Issuer’s amended and restated certificate of incorporation to extend the deadline for the Issuer to consummate an initial business combination from August 17, 2023 to November 15, 2023. On November 14, 2023, the stockholders of the Issuer redeemed an aggregate of 571,909 shares in connection with a stockholder vote to approve an amendment to the Issuer’s amended and restated certificate of incorporation to extend the deadline for the Issuer to consummate an initial business combination from November 15, 2023 to February 10, 2024. On February 7, 2024, the stockholders of the Issuer redeemed an aggregate of 52,181 shares in connection with a stockholder vote to approve an amendment to the Issuer’s amended and restated certificate of incorporation to extend the deadline for the Issuer to consummate an initial business combination from February 10, 2024 to August 8, 2024. Following the Redemptions, an aggregate of 7,552,600 shares of the Company’s Common Stock remained issued and outstanding. Accordingly, although the Sponsor did not acquire additional shares of Common Stock in connection with the Redemptions, following the Redemptions the percentage of the Common Stock owned by the Sponsor increased to 54.48%.

Reporting Person	Amount beneficially owned	Percent of Class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Goal Acquisitions Sponsor LLC	4,114,750	54.48%	4,114,750	0	4,114,750	0

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024	GOAL ACQUISITIONS SPONSOR LLC

/s/ Alexander Greystoke
	Name:	Alexander Greystoke
	Title:	Manager